Exhibit 99.416

FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

NexTech AR Solutions Corp. (the “Company”)
Suite 1200
750 West Pender Street
Vancouver, BC
V6C 2T8

Item 2.	Date of Material Change

A material change took place on February 24, 2022

Item 3.	Press Release

On February 24, 2022, a news release in respect of the material change was disseminated by the Company.

Item 4.	Summary of Material Change

The Company announced that Evan Gappelberg – CEO, Paul Duffy – President, and Andrew Chan - CFO have taken restricted shares in lieu of cash for services rendered by Atlas Advisors LLC (Evan Gappelberg) in the amount of CAD $250,000.00 for 223,214 common shares, Moonshot Inc. (Paul Duffy) CAD $250,000.00 for 223,214 common shares, and Andrew Chan CAD $40,000.00 for 35,714 common shares. In addition, a limited number of the Nextech management team members also received 98,571 common shares for services rendered in the amount of CAD $110,400.00 in aggregate. The deemed price per share is at $1.12 CAD and are subject to a 4 month hold period. Insiders subscribed for an aggregate of 482,143 shares for a total deemed value of $540,000.00.

Item 5.	Full Description of Material Change

The material change is described in the Company's press release attached hereto as Schedule "A", which press release is incorporated by reference herein.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Evan Gappelberg

Item 9.	Date of Report

DATED at Toronto, in the Province of Ontario, this 3rd day of March, 2022.

SCHEDULE “A”

Nextech AR Continues to See Strong Growing Demand For Its ARitize 3D and Metaverse Suite

3D Sales Growing Rapidly As Demand For 3D/ ARExpands Into A Variety Of Different Industries

VANCOUVER, B.C., Canada – February 24, 2022 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce the signing of multiple 3D model AR ecommerce deals across a number of industries, including those that are new to Nextech, expanding the Company’s reach further into the ecommerce 3D modeling space. The Company has expanded its 3D for ecommerce business into Adler Jewelry-jewelry, Ice Bien-cryo recovery systems, Panmi-electric scooters, Source for Sports-sports apparel, City Furniture and many more as seen below.

This mass adoption of Nextech’s ARitize 3D and Metaverse Suite technology over these varied industries shows that the ecommerce space is embracing and demanding 3D models and metaverse products for their business, and Nextech is uniquely positioned in this middle market to meet this rapidly growing demand.

Nextech AR CEO, Evan Gappelberg commented, “The mass adoption of 3D models is underway, and Nextech is experiencing a global demand for our 3D/AR models. We have signed many accounts in various countries, in multiple industries across the globe, including North America, Asia, the Middle East and Europe. Cumulatively, these accounts have purchased thousands of 3D models that will be delivered live on websites across the globe-daily.” He continues, “Our 3D/AR tech stack is a true disrupter in the emerging multi-billion dollar 3D model market and I believe that we have the best solution available. 2022 will be a breakout year for everything 3D!”

With ecommerce trending towards 3D models and metaverse solutions such as 3D banners and 3D/AR social media filters, Nextech is seeing interest in its solutions in these areas from am expanded variety of ecommerce industries (below), looking to provide their customers with an immersive, engaging shopping experience, which has been proven to result in higher click-through rates, higher conversions, and decreased returns.

Jewelry

A Swiss company, Adler Jewelry, leveraging Nextech’s ARitize 3D, including AR Decorator / AR Showroom technology by implementing a woman inside the showroom where they place jewelry around her neck and rings on her finger. Showing products in this way helps create a connection with potential customers by providing them an avenue to view a “real life” try on experience.

Dog Wear

According to a study published by Million Insights in April 2021, “The global dog clothing and accessories market size was valued at USD 9.74 billion in 2020 and is expected to expand at a compound annual growth rate (CAGR) of 6.9% from 2021 to 2028”. Nextech has recently signed its first dog wear client, Non Stop Dogwear, to provide 3D models of dog wear using ARitize 3D and the color configurator. This is the first step towards a massive market opportunity for the Company.

Sports

Continuing to gain traction in the Sports market, Nextech recently signed deals for the following:

1.	Source for Sports - a premier Canadian sports equipment provider wanting to highlight their retail products in 3D, as well as use those same 3D models in their ad banners
2.	The Perfect Mound - Adult & Youth Portable Pitching Mounds retailer showcasing their top products as 3D models
3.	Ice Bien - A cryo recovery system for athletes highlighting their recovery systems as 3D models

Scooters

Adding a new vertical to Nextech’s portfolio is a motorized scooter company. Panmi - An Australian scooter company looking to promote their scooters as 3D models. This gives Nextech an opportunity to showcase ARitize 3D, including the exploded views feature

Third Party Agencies

Nextech has begun to partner with agencies looking to provide 3D modeling solutions to their ecommerce clients. Notable clients include:

1.	Peah Management - Nextech has been selected as their 3D content creation partner.
2.	Marketing Nest (MN) Ltd. - A marketing agency specializing in SEO, SEM and Web Analytics has signed on for a substantial ARitize Ads deal, creating Ads in 3D.
3.	X Factorie Digital - A creative digital agency specializing in strategy, branding, web, e-commerce and digital marketing solutions

Furniture

One of Nextech’s most profitable industries continues to see growth by signing deals with the following companies:

1.	Tabeer Homes - A furniture company based in Dubai, UAE providing exclusive handcrafted furniture made by skilled artisans
2.	Casa HQ - Unique Home Décor, furniture, Lighting, Home Goods, Vintage, Rugs, Art work and more products.
3.	White on White New York - Spacious outpost of a small chain known for modern, high-design furnishings, lighting & home goods
4.	City Furniture Canada - Furniture, appliances, electronics and home decor
5.	Ezooza - Italian home goods retailer that had signed previously increased their order for more 3D models

These are just a few of the most recent customers and newest sectors the Company has expanded into, with rapidly rising demand the company plans to increase expansion further over the coming months. As ARitize 3D and the Metaverse Suite continue to provide solutions for retailers, Nextech is focused on the ecommerce industry.

Notable Press Releases in Feb, 2022:

Feb 22 - Nextech AR to Exhibit at eTail Palm Springs 2022 March 1 – 2, 2022

Feb 17 - Nextech AR Launches 3D SaaS Solutions ARitize Swirl for Ecommerce and ARitize Social Swirl for Social Media Ads

Feb 8 - Nextech AR Partners With Asia's Biggest Smart Commerce Platform SHOPLINE

Feb 3 - Nextech AR and Kmart Australia Sign Annual 3D Model and AR Contract

Feb 2 - Nextech AR Launches Metaverse App “ARitize Maps” in Beta

Stock Compensation

Evan Gappelberg – CEO, Paul Duffy – President, and Andrew Chan - CFO have taken restricted shares in lieu of cash for services rendered by Atlas Advisors LLC (Evan Gappelberg) in the amount of CAD $250,000.00 for 223,214 common shares, Moonshot Inc. (Paul Duffy) CAD $250,000.00 for 223,214 common shares, and Andrew Chan CAD $40,000.00 for 35,714 common shares. In addition, a limited number of the Nextech management team members also received 98,571 common shares for services rendered in the amount of CAD $110,400.00 in aggregate. The deemed price per share is at $1.12 CAD and are subject to a 4 month hold period. Insiders subscribed for an aggregate of 482,143 shares for a total deemed value of $540,000.00. As insiders of Nextech participated in the transaction, it is deemed to be a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). Nextech is relying on the exemptions from the formal valuation and minority approval requirements contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, on the basis that the fair market value of the transaction does not exceed 25% of Nextech's market capitalization. The Company will be filing a material change report in respect of the related party transaction on SEDAR.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

For further information, please contact:

Investor Relations Contact
Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

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